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                                                                     Exhibit 2.1





                            ASSET PURCHASE AGREEMENT

                                  BY AND AMONG

                   WICKS BROADCAST GROUP LIMITED PARTNERSHIP,

                            WBG LICENSE CO., L.L.C.,

                      BUTTERNUT BROADCASTING COMPANY, INC.,

                        WBG BINGHAMTON LICENSE CO., INC.

                                       AND

                          CITADEL BROADCASTING COMPANY





                                NOVEMBER 23, 1998



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                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT (this "Agreement") is entered into as of November 23, 1998, by and among CITADEL BROADCASTING COMPANY, a Nevada corporation (the "Buyer"); WICKS BROADCAST GROUP LIMITED PARTNERSHIP, a Delaware limited partnership ("Wicks" or the "Company"); WBG LICENSE CO., L.L.C., a Delaware limited liability company ("WBG License"); BUTTERNUT BROADCASTING COMPANY, INC., a New York corporation ("Butternut"); and WBG BINGHAMTON LICENSE CO., INC., a Delaware corporation ("WBG Binghamton"). Wicks, WBG License, Butternut and WBG Binghamton are collectively referred to herein as the "Sellers." The Buyer and the Sellers are sometimes collectively referred to herein as the "Parties." Other capitalized terms used and not otherwise defined in this Agreement are defined in Article 19.


                                    RECITALS

         Together, the Sellers are the licensee and operator of 16 broadcast radio stations licensed to cities in Indiana, New York and South Carolina, as further identified on Schedule 7.4 attached hereto (collectively, the "Stations"). The Sellers desire to sell to the Buyer, and the Buyer desires to purchase from the Sellers, substantially all of the assets of the Stations (other than the Excluded Assets (as defined below)), as going concerns, subject to the terms and conditions set forth in this Agreement.

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:


                                    ARTICLE I

                              ASSETS TO BE CONVEYED

         1.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Golenbock, Eiseman, Assor & Bell, 437 Madison Avenue, New York, New York, or at such other place as may be agreed to by the Parties, at 10:00 a.m., local time, within ten (10) business days after the later of (i) the date on which the FCC Consent becomes a Final Order or (ii) the date on which all waiting periods expire under the HSRA, or at such other time and date mutually agreed upon in writing by the Parties.

         1.2 Assets. At the Closing, the Sellers shall sell, assign, transfer and convey to the Buyer, and the Buyer shall purchase from the Sellers, all of the Sellers' right, title and interest in the assets, real, personal and mixed, tangible and intangible (including the business of the Stations as a going concern), owned or held by the Sellers and used primarily


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in the conduct of the business and operation of the Stations, including all such property acquired by the Sellers between the date hereof and the Closing Date (but excluding the Excluded Assets specified in Section 1.3), including, but not limited to, the following:

                  (a) all of the Sellers' rights in and to the licenses, permits and other authorizations issued to the Sellers by any governmental authority and used primarily in the conduct of the business and operation of the Stations listed on Schedule 7.4 (including the Station Licenses), together with any additions thereto (including renewals or modifications of such licenses, permits and authorizations and applications therefor) made between the date hereof and the Closing Date, and all of the Sellers' rights in and to the call letters of the Stations;

                  (b) all of the Owned Real Property and the Leases listed on
Schedule 7.5;

                  (c) all equipment, office furniture and fixtures, office materials and supplies, inventory, spare parts, motor vehicles and other tangible personal property of every kind and description, owned, leased or held by the Sellers and used primarily in the conduct of the business and operation of the Stations, including the items listed in Schedule 7.6, together with any replacements thereof and additions thereto made between the date hereof and the Closing Date;

                  (d) subject to the provisions of Article 3 hereof, all of the Sellers' rights under and interest in the Contracts listed in Schedule 7.7 hereto and in purchase orders for goods and services (including the sale of airtime on the Stations) entered into in the ordinary course of business of the Stations, together with all of the Sellers' rights under and interest in all Contracts related primarily to the Stations entered into or acquired by the Sellers between the date hereof and the Closing Date in accordance with this Agreement (including Section 9.1 hereof) (collectively, the "Assumed Contracts");

                  (e) all programs and programming materials of whatever form or nature owned by the Sellers and used primarily by any Station;

                  (f) all of the Sellers' rights in and to the trademarks, trade names, service marks, franchises, copyrights, including registrations and applications for registration of any of them, jingles, logos, slogans, and non-governmental licenses, permits and privileges owned or held by the Sellers and used primarily in the conduct of the business and operation of the Stations and listed in Schedule 7.9, together with any additions thereto made between the date hereof and the Closing Date;

                  (g) all files, records, books of account, computer programs and software and logos owned or held by the Sellers relating primarily to the operation of the Stations, including, without limitation, programming information and studies, technical information and engineering data, news and advertising studies and consultants' reports, ratings reports, marketing and demographic data, promotional materials, budgets, financial reports, and



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projections, sales, operating and business plans, filings with the FCC and original executed copies, if available, and otherwise true and correct copies of all Assumed Contracts and receivable records, invoices, statements, traffic material, sales correspondence, lists of advertisers and credit and sales reports; and

                  (h) all of the Sellers' rights under manufacturers' and vendors' warranties relating to items included in the Assets (as defined below) and all similar rights against third parties relating to items included in the Assets to the extent contractually assignable.

         The assets to be transferred to the Buyer pursuant to this Section 1.2 are hereinafter collectively referred to as the "Assets." The Assets shall be transferred to the Buyer free and clear of all Liens (except for Permitted Liens).

         It is acknowledged that Butternut and WBG Binghamton have entered into an Option Agreement, dated as of December 12, 1996 (the "Option Agreement"), and a Time Brokerage Agreement, dated as of December 12, 1996, with Wicks (the "Time Brokerage Agreement"), relating to WAAL-FM and WKOP-AM, Binghamton, New York (the "Binghamton Stations"). Included among the Assets are rights of Wicks under the Option Agreement, as well as other Assets which are the subject of the Option Agreement. Accordingly, it is hereby agreed that the portion of the Purchase Price allocable to such rights under the Option Agreement shall be the portion of the Purchase Price allocated to the Binghamton Stations and the Assets pertaining exclusively thereto, less the purchase price called for by the Option Agreement and that, effective upon the Closing, (i) the Option Agreement shall be deemed to have been exercised and the assets and rights covered thereby and included among the Assets shall be deemed to have been purchased pursuant to this Agreement by reason of such exercise, (ii) any assets and rights covered by the Option Agreement which would constitute Excluded Assets under this Agreement shall for all purposes be deemed excluded from the Option Agreement, and (iii) the Option Agreement and the Time Brokerage Agreement shall be deemed terminated with any and all liabilities and obligations thereunder or arising therefrom among the parties thereto being released and discharged in all respects (it being understood that all rights and claims of Buyer and liabilities and obligations of Sellers with respect to any of the assets and rights covered by the Option Agreement shall be governed in all respects by this Agreement).

         1.3 Excluded Assets. The Assets shall not include the following assets (the "Excluded Assets"):

                  (a) the Sellers' books and records that pertain to the organization, existence capitalization or financial operation of the Sellers, other than as relate primarily to the operation of the Stations (copies of which may be retained by Sellers), and duplicate copies of such records as are necessary to enable the Sellers to file tax returns and reports;



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                  (b) all cash, cash equivalents or similar type investments of the Sellers, such as certificates of deposit, Treasury bills and other marketable securities on hand and/or in banks;

                  (c) all accounts receivable relating to or arising out of the operations of the Stations prior to the Effective Time (the "Accounts Receivable");

                  (d) assets not used in connection with the Stations;

                  (e) any and all claims of the Sellers with respect to transactions occurring or arising prior to Closing Date, including, without limitation, claims for tax refunds.

                  (f) any and all policies of insurance, including, without limitation, any and all rights thereunder;

                  (g) all rights of any of the Sellers to enforce (i) the obligations of Buyer to pay, perform or discharge the Assumed Liabilities and
(ii) all other obligations of Buyer under or in connection with, as well as all other rights of any of the Sellers under or in connection with, this Agreement;

                  (h) any and all claims or causes of action against third parties which may have accrued in favor of any of the Sellers prior to the Closing Date;

                  (i) any assets of any compensation or benefit plan or arrangement of any of the Sellers in effect as of the Closing Date;

                  (j) all shares of capital stock, partner interests and member interests and all other equity interests and securities, of or in any of the Sellers;

                  (k) the names Wicks, Wicks Broadcast Group, Wicks Group, WBG and any and all variations thereof, and all goodwill related thereto; and

                  (l) any of the agreements referred to in Schedule 1.3 hereto (the "Excluded Contracts").


                                    ARTICLE 2

                                 PURCHASE PRICE

         2.1 Purchase Price.


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                  (a) The total consideration to be paid by the Buyer for the
Assets (the "Purchase Price") shall be $77,000,000, subject to any adjustments made pursuant to Sections 5.1 and 5.2 hereof.

                  (b) The Purchase Price shall be payable by the Buyer at Closing by wire transfer of immediately available federal funds to an account at a domestic U.S. bank or other financial institution pursuant to wire instructions that the Sellers shall deliver to the Buyer.

         2.2 Allocation. Within thirty (30) days following the Closing, the Buyer and the Sellers agree to allocate the Purchase Price among the Assets in a manner mutually agreed upon by the Sellers and the Buyer and consistent with the applicable provisions of the Tax Code. The Buyer and the Sellers agree to file (at such times and in such manner as required by applicable Legal Requirements) all relevant returns and reports (including Forms 8594, Asset Acquisition Statements, and all income and other tax returns) on the basis of such allocation, in each case to the extent permitted by applicable Legal Requirements.

         2.3 Letter of Credit. Simultaneously with the execution of this Agreement, Buyer shall deliver, or cause to be delivered, to the Sellers an irrevocable letter of credit in favor of the Sellers, issued by Bank of Boston, in the amount of $5,000,000, which shall be in the form attached as Exhibit A hereto (the "Letter of Credit"). The Letter of Credit shall provide that the issuing bank shall make payment on the Letter of Credit upon such bank's receipt of a joint certificate from a Vice President of the general partner of Wicks and the Chief Executive Officer of Buyer certifying that a Draw Condition has occurred or pursuant to a court order. At the Closing, the Sellers shall return the original Letter of Credit to Buyer for cancellation.


                                    ARTICLE 3

                            ASSUMPTION OF LIABILITIES

      3.1 Assumption of Liabilities. Subject to the conditions specified in this Agreement, except for the Assumed Liabilities (as hereinafter defined) from and after the Closing Date, the Buyer will not assume or in any way be responsible for any liabilities or obligations of the Sellers or any other liabilities or obligations whatsoever related to the operation of the Stations as conducted by the Sellers or the condition of the Assets at any time prior to the Closing Date (the "Excluded Liabilities"). From and after the Closing Date, the Buyer will assume and agree to pay, defend, discharge and perform as and when due all liabilities and obligations arising after the Closing under the Assumed Contracts (the "Assumed Liabilities"), and the Buyer shall not assume any other obligations of the Sellers.



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                                    ARTICLE 4

                                REQUIRED CONSENTS

         4.1 FCC Application. The assignment of the Station Licenses as contemplated by this Agreement is subject to the prior consent and approval of the FCC. The FCC Application will be filed by the Buyer and the Sellers with the FCC within ten (10) days of the signing of this Agreement. The Sellers and the Buyer shall prosecute the FCC Application with all reasonable diligence and otherwise use their reasonable best efforts to obtain the grant of the FCC Application as expeditiously as practicable. If the FCC Consent imposes any condition on any Party hereto, such Party shall use its reasonable best efforts to comply with such condition, including, but not limited to, any FCC Consent conditioned upon the outcome of a pending FCC rulemaking proceeding. The Buyer will provide the Sellers, and the Sellers will provide the Buyer, with a copy of any pleading, order or other document served on such Person relating to the FCC Application. Neither the Buyer nor the Sellers will, and each of them will use its reasonable best efforts not to cause or permit any of its officers, directors, partners or other Affiliates to, take any action which could reasonably be expected to adversely affect the likelihood of the grant of the FCC Consent. If reconsideration or judicial review is sought with respect to the FCC Consent, the Party affected shall vigorously oppose such efforts for reconsideration or judicial review; provided, however, that nothing herein shall be construed to limit either Party's right to terminate this Agreement pursuant to Article 16 hereof. In the event that the FCC denies the FCC Application and such denial becomes a Final Order, this Agreement shall be terminated in accordance with the express terms and conditions of Article 16 of this Agreement.

         4.2 HSRA. Each Party will use reasonable best efforts to prepare and, at such time as the Buyer designates, which time will be no later than ten (10) business days from the signing of this Agreement, file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "DOJ"), any materials and information required to be filed with or provided to the FTC or the DOJ pursuant to the HSRA with respect to the transactions contemplated by this Agreement. The Buyer, on the one hand, and the Sellers, on the other hand, will share equally the payment of the filing fees associated with any such filing. The Buyer and the Sellers each will promptly supply any additional information which reasonably may be required or requested by the FTC or the DOJ. The Buyer and the Sellers each will take all such actions, and will file and use reasonable best efforts to have declared effective or approved, all documents and notifications with any governmental or regulatory bodies, as may be necessary or may reasonably be requested under federal antitrust laws for the consummation of the transactions contemplated by this Agreement, including expiration of the waiting period under the HSRA.

         4.3 Other Governmental Consents. Promptly following the execution of this Agreement, the Parties shall prepare and file with the appropriate Governmental Entities any other requests for approval or waiver that are required from such Governmental Entities in connection with the transactions contemplated hereby and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such requests for approval or waiver and all proceedings necessary to secure such approvals and waivers.


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         4.4 Consent-Pending Contracts. An Assumed Contract is a
"Consent-Pending Contract" at any time after the Closing when any consent relating to such Assumed Contract has not been obtained or is not in effect. As an accommodation in order to permit the purchase and sale of the Assets to be consummated in a timely manner, and based upon the Parties' mutual belief that no other party to a Consent-Pending Contract will object to or be materially harmed by the Buyer's enjoyment or use of the Sellers' rights or performance of the Sellers' obligations under any Consent-Pending Contract and that each such third party will grant any required consent, the Closing Transactions will be consummated notwithstanding the fact that any required consent (other than the Mandatory Consents) has not been obtained under one or more Consent-Pending Contracts. In that event, the Buyer and the Sellers agree as follows with respect to each Consent-Pending Contract:

                  (a) Following the Closing, the Sellers and the Buyer will continue to attempt to obtain all consents with respect to such Contract in accordance with Section 9.4.

                  (b) From and after the Closing Date, the Buyer and the Sellers will cooperate with one another to provide the Buyer with the benefits of each Consent-Pending Contract (and the Buyer may utilize such benefits), and the Buyer will assume and agree to timely pay, satisfy, perform, and discharge the Sellers' liabilities which arise under such Contract, unless and until such Contract is a Consent-Denied Contract (as defined below). If such Contract becomes a Consent-Denied Contract, then the Buyer may thereafter suspend its performance of the Sellers' obligations arising thereafter under such Contract until such time as such Consent-Pending Contract is no longer a Consent-Denied Contract, and the Sellers will perform or otherwise satisfy such obligations. If the Buyer is denied the benefits of any Consent-Pending Contract while it is a Consent-Pending Contract, then the Sellers will be responsible for the obligations of the Sellers pursuant to such Contract to the extent that they relate to the period during which it is a Consent-Pending Contract or a Consent-Denied Contract; provided that to the extent that the Buyer actually receives or received the benefit of any Consent-Pending Contract or Consent-Denied Contract while it is or was a Consent-Pending Contract or a Consent-Denied Contract, the Buyer will be responsible for the performance of the Sellers' obligations arising thereunder to the extent they relate to the benefit received by the Buyer while such Consent-Pending Contract or Consent-Denied Contract is or was a Consent-Pending Contract or a Consent-Denied Contract.

                  (c) A Consent-Pending Contract becomes a "Consent-Denied Contract" if (i) such Contract terminates according to its terms by reason of a breach of such Contract which occurred prior to the Closing or (ii) any party to such Contract other than the Sellers or the Buyer expressly terminates the Buyer's enjoyment of the rights and benefits pursuant to such Contract on the ground that such party's consent to the assignment of the Sellers' rights under such Contract pursuant to this Agreement has not been obtained.

In addition, at the Buyer's request, the Sellers will cooperate with the Buyer to the extent reasonably necessary to enforce all rights under each Consent-Pending Contract.



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                                    ARTICLE 5

                         PRORATIONS; ACCOUNTS RECEIVABLE

         5.1 Proration of Income and Expenses. All income and expenses arising from the conduct of the business and operation of the Stations shall be prorated between the Buyer and the Sellers as of the Effective Time in accordance with GAAP. Such prorations shall be based upon the principle that the Sellers shall be entitled to all income earned and shall be responsible for all liabilities incurred or accruing in connection with the operation of the Stations until the Effective Time, and the Buyer shall be entitled to all income earned and be responsible for such liabilities incurred or accruing by the Buyer thereafter. Such prorations shall include, without limitation, all ad valorem, real estate and other property Taxes (but excluding taxes arising by reason of the transfer of the Assets as contemplated hereby, which shall be paid as set forth in
Article 14 of this Agreement), business and license fees, music and other license fees, wages and salaries of employees, utility expenses, liabilities and obligations under all Assumed Contracts (other than Trade Agreements), rents and similar prepaid and deferred items and all other expenses attributable to the ownership and operation of the Stations. Trade Agreements shall be prorated only to the extent provided in Section 5.2 of this Agreement. To the extent not known, real estate Taxes shall be apportioned on the basis of Taxes assessed for the preceding year, with a reapportionment as soon as the new tax rate and valuation can be ascertained, which covenant shall survive the Closing.

         5.2 Trade Agreements. In the event that liabilities and obligations under Trade Agreements exceed by more than $10,000 the total value (as of the date of each Trade Agreement) of the property to be received by the Buyer under such agreements after the Effective Time, as of the Closing the Purchase Price shall be reduced by the amount so in excess of $10,000. The liability of any Station for unperformed time under a Trade Agreement as of the Effective Time shall be valued according to such Station's prevailing rate as of the date of such Trade Agreement.

         5.3 Payment of Proration Items. Within five (5) days prior to the Closing Date, the Sellers shall deliver to the Buyer their reasonable good faith estimate of a schedule of their prorations, including all estimated accrued liabilities (the "Estimated Proration Schedule") based upon the proration as described in Section 5.1 above. The Purchase Price payable at Closing will be adjusted by the amount of the prorations allocable to the Sellers or the Buyer as set forth on the Estimated Proration Schedule.

         5.4 Further Adjustments. Within 60 days after the Closing Date, the Buyer shall prepare and deliver to the Sellers an itemized list (the "Adjustment List") of its determination of the prorations as described in Section 5.1. Such list shall show the net amount of the increase or decrease, as applicable, to the Purchase Price (the "Adjustment Amount"). The Adjustment List shall be conclusive and binding upon the Sellers unless the Sellers provide the Buyer with written notice of objection (the "Notice of Disagreement") within thirty
(30) days after the Sellers' receipt of the Adjustment List, which notice shall state the adjustments


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proposed by the Sellers (the "Sellers' Adjustment Amount"). The Buyer shall have fifteen (15) days from receipt of a Notice of Disagreement to accept or reject the Sellers' Adjustment Amount. If the Buyer rejects the Sellers' Adjustment Amount and the amount in dispute exceeds five thousand dollars ($5,000), the dispute shall be submitted within ten (10) days to an independent "Big Five" public accounting firm mutually agreed upon by the Buyer and the Sellers (the "Referee") for resolution, such resolution to be made within thirty (30) days after submission to the Referee and to be final, conclusive and binding on the Sellers and the Buyer. In the event the Buyer and the Sellers fail to select a Referee within ten (10) days after the Buyer's rejection of the Sellers' Adjustment Amount, the Referee will be selected at random from the "Big Five" public accounting firms through a lottery drawing; provided, that KPMG Peat Marwick shall be excluded from such lottery drawing. The Buyer and the Sellers agree to share equally the cost and expenses of the Referee, but each Party shall bear its own legal and other expenses, if any. If the amount in dispute is equal to or less than five thousand dollars ($5,000), such amount shall be divided equally between the Buyer and the Sellers. Payment by the Buyer or the Sellers, as the case may be, of the Adjustment Amount determined pursuant to this Section 5.4 shall be due fifteen (15) days after the last to occur of (i) the Sellers' acceptance of the Adjustment List or failure to give the Buyer a timely Notice of Disagreement; (ii) the Buyer's acceptance of the Sellers' Adjustment Amount or failure to reject the Sellers' Adjustment Amount within fifteen (15) days of receipt of a Notice of Disagreement; (iii) the Sellers' rejection of the Adjustment Amount in the event amount in dispute equals or is less than five thousand dollars ($5,000); and (iv) notice to the Sellers and the Buyer of the resolution of the disputed amount by the Referee in the event that the amount in dispute exceeds five thousand dollars ($5,000). Any payment required by the Buyer to the Sellers under this Section 5.4 shall be paid by wire transfer of immediately available federal funds to the account of the Sellers with a financial institution in the United States as designated by the Sellers in the Sellers' Notice of Disagreement (or by separate notice in the event that the Sellers do not send a Notice of Disagreement).

         5.5 Collection of Accounts Receivable. At the Closing, the Sellers will deliver to the Buyer a schedule of Accounts Receivable. The Buyer agrees to use commercially reasonable efforts to collect the Accounts Receivable for the benefit of the Sellers. Prior to the Closing, the Sellers shall collect the Accounts Receivable, and from the Closing Date through the one hundred twenty
(120) day period following the Effective Time (the "Collection Period"), the Buyer shall collect the cash proceeds from the Accounts Receivable (the "Collections"). Any Collections with respect to the Accounts Receivable of the Sellers shall be credited against the account of the payor in the order such receivables were invoiced by the Sellers unless a legitimate dispute exists with respect to a particular account and the Buyer promptly notifies the Sellers of such dispute. Within fifteen (15) days after the end of each broadcast month during the Collection Period, the Buyer shall deliver to the Sellers (i) a statement or report (the "Monthly Collection Report") showing all Collections during such broadcast month, (ii) a wire transfer in an amount equal to the aggregate amount of the Collections during such broadcast month, and (iii) all records of uncollected Accounts Receivable. Within fifteen (15) days after the end of the Collection Period, the Buyer shall


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deliver to the Sellers (i) a final statement or report showing all Collections made during the Collection Period, (ii) a wire transfer in an amount equal to any remaining Collections which had not been previously remitted to the Sellers, and (iii) all records of uncollected Accounts Receivable and Buyer shall have no further obligations with respect thereto. The Buyer shall not agree to any settlement, discount or reduction of any Account Receivable without the prior written consent of the Sellers. The Buyer shall also promptly remit to the Sellers on a monthly basis all Collections received after the Collection Period. The Buyer's collection obligation under this Section 5.5 shall not include any obligation to bring suit or take other legal action for the collection of the Accounts Receivable. The Buyer shall not assign, pledge or grant a security interest in any of the Accounts Receivable to any third party or claim a security interest or right in and to any of the Accounts Receivable and payment of the Collections shall not be subject to set-off.


                                    ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

         The Buyer represents and warrants to the Sellers as follows:

         6.1 Organization and Standing. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and will, prior to Closing, be qualified to do business in the States of Indiana, New York and South Carolina.

         6.2 Authorization and Binding Obligation. The Buyer has all necessary corporate power and authority to enter into and perform under this Agreement and the other Transaction Documents to which the Buyer is a party and to consummate the transactions contemplated hereby and thereby, and the Buyer's execution, delivery and performance of this Agreement and the other Transaction Documents to which the Buyer is a party have been duly and validly authorized by all necessary corporate action on its part. Each of this Agreement and the other Transaction Documents to which the Buyer is a party has been duly executed and delivered by the Buyer and constitutes its valid and binding obligation, enforceable against the Buyer in accordance with its terms, except as limited by laws affecting creditors' rights generally or the application of equitable principles.

         6.3 FCC and HSRA Qualifications. The Buyer, including its wholly-owned subsidiary, is qualified as, and is not presently taking action or contemplating taking action which might disqualify it from being, under present or pending law (including the Communications Act) and present or pending rules, regulations, policies and practices of the FCC, DOJ or FTC, the holder of the Station Licenses or an owner or operator of the Stations. The Buyer further represents and warrants that it is financially qualified to meet all terms, conditions and undertakings contemplated by this Agreement, including the payment of the Purchase Price.


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         6.4 Absence of Conflicting Agreements or Required Consents. Except as
set forth in Article 4 with respect to the FCC, the HSRA and other governmental consents, or as disclosed on Schedule 6.4 attached hereto, neither the execution, delivery and performance of this Agreement or any other Transaction Document to which the Buyer is a party, nor the consummation of the transactions contemplated hereby or thereby by the Buyer: (a) does or will require the consent of any third party; (b) does or will violate any provisions of the Buyer's organizational documents; (c) does or will violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any Governmental Entity to which the Buyer is a party or by which the Buyer is bound; and (d) does or will, either alone or with the giving of notice or the passage of time, or both, conflict with, constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a default under any contract, agreement or other instrument to which the Buyer is now subject.

         6.5 Litigation. There is no claim, litigation, proceeding or investigation pending or, to Buyer's Knowledge, threatened against the Buyer which seeks to enjoin or prohibit, or which otherwise questions the validity of, any action taken or to be taken in connection with this Agreement or any Transaction Document to which the Buyer is a party.

         6.6 Brokerage. There are no, and there will not be any, claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Buyer.

         6.7 Available Funds. The Buyer has, or will have on the Closing Date, sufficient funds available to pay the Purchase Price on the Closing Date.

                                    ARTICLE 7

                     REPRESENTATIONS AND WARRANTIES OF WICKS

         Wicks represents and warrants to the Buyer as follows:

         7.1 Organization and Standing.

                  (a) Wicks is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware, and is qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be qualified (including Indiana, New York and South Carolina), except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.

                  (b) WBG License is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware, and is qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be qualified except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.

                  (c) Butternut is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and is qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be qualified, except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.

                  (d) WBG Binghamton is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be qualified except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.

                  (e) The Sellers have all necessary corporate, limited partnership or limited liability company, as the case may be, power and corporate, limited partnership or limited liability company, as the case may be, authority to own, lease and operate the Stations and the Assets and to carry on the business of each Station as such business is now being conducted.

         7.2 Authorization and Binding Obligation. The Sellers have all necessary corporate, limited partnership or limited liability company, as the case may be, power and corporate, limited partnership or limited liability company, as the case may be, authority to enter into and perform their obligations under this Agreement and the other Transaction Documents to which any of the Sellers is a party and to consummate the transactions contemplated hereby and thereby, and the Sellers' execution, delivery and performance of each of this Agreement and the other Transaction Documents to which any of the Sellers is a party and the transactions contemplated hereby and thereby has been duly and validly authorized by all necessary corporate, limited partnership or limited liability company, as the case may be, action on each of their part. Each of this Agreement and the other Transaction Documents to which the Sellers is a party has been duly executed and delivered by the Sellers and constitutes their valid and binding obligation, enforceable against the Sellers in accordance with its respective terms, except as limited by laws affecting the enforcement of creditors' rights generally or the application of equitable principles.

         7.3 Absence of Conflicting Agreements or Required Consents. Except as set forth in Article 4 with respect to the FCC, the HSRA and other governmental consents, and except as disclosed on Schedule 7.3 attached hereto, neither the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Sellers are a party, nor the consummation of the transactions contemplated hereby and thereby by the Sellers: (a) does or will require the consent of any third party (except as disclosed on Schedule 7.7);
(b) does or will violate any provisions of the Sellers' organizational documents; (c) does or will violate any applicable law, judgment, order, injunction, decree, rule, regulation or ruling of any Governmental Entity to which the Sellers are a party or by which they or the Assets are bound; (d) except due to the failure to obtain required consent to the assignment of any Contract, does or will, either alone or with the giving of notice or the passage of time, or both, conflict with, constitute grounds for termination of or result in a breach of the terms, conditions or provisions of, or constitute a default under any Contract; and (e) except due to the failure to obtain required consent to the assignment of any Contract, does result in or will result in the termination of, or the creation or imposition of any Lien pursuant to, the terms of any contract, commitment, agreement, understanding or arrangement of any kind to which the Sellers are a party or by which the Sellers or any of the assets of the Sellers are bound.

         7.4 Licenses. Schedule 7.4 attached hereto includes a true and complete list of the Station Licenses. The Station Licenses were validly issued with the holder designated on Schedule 7.4 being the authorized legal holder thereof and are in compliance with the Communications Act and the rules, regulations and policies of the FCC. The Station Licenses comprise all of the licenses, permits and other authorizations required from the FCC for the lawful conduct of the operation of the Stations as presently operated and are in full force and effect. The Sellers have no reason to believe that the Station Licenses will not be renewed by the FCC in the ordinary course when such Station Licenses are due for renewal. The Stations are operating in accordance with the Communications Act and the rules, regulations and policies of the FCC.

         7.5 Real Property.

                  (a) Schedule 7.5 attached hereto lists all of the Owned Real Property. With respect to each parcel of Owned Real Property: (i) the Sellers have good and marketable fee simple title to such parcel, which as of Closing shall be free and clear of all Liens (other than any Permitted Lien); (ii) except as set forth on Schedule 7.5, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such parcel; and (iii) there are no outstanding options or rights of first refusal to purchase such parcel or any portion thereof or interest therein. The use for which the Owned Real Property is zoned permits the use thereof for the business consistent with past practices. The use and occupancy of the Owned Real Property by Sellers are in compliance in all material respects with all regulations, codes, ordinances and statutes applicable to Sellers and the business. There are no condemnation proceedings or eminent domain proceedings of any kind pending or, to the Sellers' Knowledge, threatened against the Owned Real Property.

                  (b) The licenses, leases and subleases listed on Schedule 7.5 constitute all of the agreements for the use or occupancy of real property to which the Sellers are a party (collectively, the "Leases"). With respect to each
Lease: (i) such Lease is legal, valid, binding, enforceable and in full force and effect and (ii) no party to such Lease is in breach or default under such Lease, and no event has occurred which, with notice or lapse of time, would constitute such a breach or default under such Lease. The Sellers have not assigned, transferred, conveyed, mortgaged, deeded in trust or caused any Lien (other than any

Permitted Lien) to exist with respect to any interest of the Sellers in such Lease. The use for which the Leases are zoned permits the use thereof for the business of the Stations consistent with past practices. The use and occupancy of the Leases by the Sellers are in compliance in all material respects with all regulations, codes, ordinances and statutes applicable to the Sellers and the business.

                  (c) The Owned Real Property and the Leases listed on Schedule
7.5 include all real property necessary to conduct the business and operation of the Stations as now conducted.

         7.6 Personal Property.

                  (a) Schedule 7.6 attached hereto includes a list of the material tangible personal property owned, leased or held by the Sellers as of the date of this Agreement and used primarily in the conduct of the business and operation of the Stations ("Personal Property"). Except as set forth on Schedule 7.6, the Sellers have good and marketable title or valid leasehold interest in all Assets free and clear of all Liens (other than any Permitted Lien).

                  (b) Except as set forth on Schedule 7.6, the Personal Property is in reasonably good condition, ordinary wear and tear excepted, adequate and suitable for the operation of the Stations as they are currently being operated, and in proper condition and repair so that the Stations can operate according to their FCC Licenses, the rules, regulations and policies of the FCC and in all other respects in compliance with the Communications Act and all other applicable federal and state laws.

         7.7 Contracts.

                  (a) Except for (i) the Transaction Documents, the Excluded Contracts and any Contract described on Schedule 7.7 attached hereto and (ii) any purchase order for goods or services (including the sale of air time on the Stations) entered into in the ordinary course of business, as of the date of this Agreement the Sellers are not a party to or bound by, and neither the Sellers nor any Station is subject to, any of the following Contracts relating to the operation of the Stations, whether written or oral:

                  (i) collective bargaining agreement or contract with any labor union or any bonus, pension, profit sharing, retirement or any other form of deferred compensation plan or any hospitalization insurance or similar plan or practice;

                  (ii) contract for the employment or engagement of any individual employee or other Person (including as an independent contractor or on a consulting basis) other than at the will of the Sellers, or any agreement to provide severance benefits upon any termination of employment or other engagement;

                  (iii) agreement, indenture or other Contract placing a Lien (other than any Permitted Lien) on any Asset;

                  (iv) agreement with respect to the lending or investing of funds by the Sellers;

                  (v) network affiliation, license or royalty agreement;

                  (vi) sales representation agreement;

                  (vii) agreement with any rating service or intellectual property licensing organization;

                  (viii) lease or agreement under which it is lessee of, or holds or operates, any personal property owned by any other party calling for payments in excess of $4,000 annually or entered into outside of the ordinary course of business;

                  (ix) lease or agreement under which it is lessor of or permits any third party to hold or operate any personal property owned or controlled by it;

                  (x) agreement, contract or understanding pursuant to which the Sellers subcontract work to third parties;

                  (xi) any Trade Agreement; or

                  (xii) other agreement material to the business or operation of the Stations, whether or not entered into in the ordinary course of business.

                  (b) Except as set forth on the Schedule 7.7, (i) no consent of any third party is required under any of the foregoing Contracts as a result of or in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby; (ii) none of the Sellers is in default and, to Sellers' Knowledge, no other party is in default under any of the foregoing Contracts that has not been heretofore cured; and
(iii) to the Sellers' Knowledge, no event has occurred which with the giving of notice or the lapse of time would constitute such a default under any covenant or condition under any Contract. Originals or true, correct and complete copies of all of the Assumed Contracts have been provided to the Buyer as of the date of this Agreement and all such Assumed Contracts are legal, valid, binding, enforceable and in full force and effect.

         7.8 Employee Benefits.

                  (a) Schedule 7.8 attached hereto contains a true and complete list of all persons employed at each Station as of the date of this Agreement, each such person's job title or the capacity in which employed and each such person's salary as of the date hereof.

Except as described on Schedule 7.8, the Sellers have no Knowledge that any employee identified on Schedule 7.8 currently plans to terminate employment, whether by reason of the transactions contemplated by this Agreement or otherwise.

                  (b) Schedule 7.8 contains a list of all employee benefit plans and policies maintained by the Sellers for the employees of the Stations (the "Employee Plans"). For purposes of this Agreement, the term "employee benefit plan" includes all pension, retirement, disability, medical, dental or other health insurance plans, life insurance or other death benefit plans, profit sharing, deferred compensation, stock option, bonus or other incentive plans, vacation benefit plans, severance plans, any pension plan as defined in Section 3(2) of ERISA ("Pension Plan") and any welfare plan as defined in Section 3(1) of ERISA ("Welfare Plan"), whether or not funded, and any plan which is a multiemployer plan as defined in Section 3(37) of ERISA ("Multiemployer Plan").

                  (c) The Sellers have not incurred any liability to the Pension Benefit Guaranty Corporation ("PBGC"), the IRS or any Multiemployer Plan with respect to any Employee Plan that has not been satisfied in full.

                  (d) With respect to the Employee Plans, all of the following are true: (i) all amounts due as contributions, insurance premiums and benefits to the date hereof have been fully paid by Sellers; (ii) all applicable material requirements of law have been observed with respect to the operation thereof, and all applicable reporting and disclosure requirements have been timely satisfied; and (iii) Sellers are not aware of any claim or demand by any employee (or beneficiary or dependent of any employee) for benefits (other than routine claims for benefits), or by any taxing authority for taxes or penalties which has not been satisfied in full or which may be or become subject to litigation or arbitration.

         7.9 Intellectual Property. Schedule 7.9 attached hereto lists all copyrights, trademarks, trade names, service marks, patents, permits, jingles, privileges and other similar intangible property rights and interests (exclusive of those required to be listed in the other Disclosure Schedules hereto) applied for by, or issued to, the Sellers, or under which the Sellers are licensed or franchised, and used primarily in the conduct of the business and operation of the Stations ("Intellectual Properly"), all of which rights and interests, except as set forth on Schedule 7.9, are issued to or owned by the Sellers, or if licensed or franchised to the Sellers (as indicated on Schedule 7.9), are valid and uncontested. There is no pending or, to the Sellers' Knowledge, threatened proceeding or litigation affecting or with respect to the Intellectual Property. To the Sellers' Knowledge, the use of the Intellectual Property in connection with the operation of the Stations and in a manner consistent with past practices does not infringe upon the proprietary rights of any other Person. The Sellers have no Knowledge of any infringement by any Person upon the rights of the Sellers with respect to the Intellectual Property. The Sellers have not granted any outstanding licenses or other rights to any of the call letters, copyrights, trademarks, trade names or other similar rights with regard to any of the Intellectual Property.

         7.10 Litigation. Except as disclosed on Schedule 7.10 attached hereto, there is no claim, litigation, proceeding or to the Sellers' Knowledge, investigation pending or threatened against the Sellers or the Stations in any federal, state or local court, or before any administrative agency, arbitrator or other tribunal authorized to resolve disputes. The Sellers are not in default of any judgment, order, writ, injunction or decree of any Governmental Authority with respect to the operation of the Stations.

         7.11 Compliance With Laws. The Sellers are not in default under any, and have complied with all, statutes, ordinances, regulations, orders, judgments and decrees of any Governmental Entity applicable to them or to the business, assets and properties of the Sellers as to which a default or failure to comply might result in a Material Adverse Effect. The Sellers have no Knowledge of any basis for assertion of any violation of the foregoing or for any claim for compensation or damages or otherwise arising out of any violation of the foregoing which might result in a Material Adverse Effect. The Sellers have not received any notification of any asserted failure to comply with any of the foregoing which has not been satisfactorily responded to in the time period required thereunder. The Sellers hold all Governmental Approvals necessary for the conduct of their business as currently conducted, except where the failure to have obtained such Governmental Approval could not reasonably be expected to have a Material Adverse Effect. All such Governmental Approvals are in full force and effect, and the Sellers are in material compliance with each such Governmental Approval.

         7.12 Financial Statements. The Sellers have supplied the Buyer with copies of (a) the audited balance sheet of the Sellers as of December 31, 1997 and the related audited income statement for the year then ended; (b) the unaudited balance sheets of the Sellers pertaining to the Stations as of September 30, 1998 and the related unaudited income statements for the nine months then ended; and (c) the monthly unaudited income statements pertaining to the Stations for each month in 1997 and the first nine months of 1998 (collectively, the "Financial Statements"). The Financial Statements accurately reflect and present fairly the financial position and the results of operations of the Stations, taken as a whole, as of the dates and/or the periods indicated and have been prepared in accordance with GAAP consistently applied pursuant to the Sellers' accounting policies, except for the absence of footnotes and except as noted in Schedule 7.12 hereto. The books and records of Sellers are accurate and complete in all material respects.

         7.13 Taxes. Except as set forth on Schedule 7.13 attached hereto:

                  (a) the Sellers have timely filed all Tax Returns required to be filed by them with respect to their business (taking into account all extensions of due dates) and all Taxes shown as due thereon have been paid;

                  (b) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed against the

Sellers and the Sellers have not consented to extend the time in which any Tax may be assessed collected by any taxing authority;

                  (c) the Sellers have not requested or been granted an extension of time for filing any Tax Return to a date later than the Closing Date and the Sellers have not received any written notification of any action, suit, taxing authority proceeding or audit now in progress, pending or threatened against the Sellers;

                  (d) the Sellers have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party with respect to their business;

                  (e) no claim has been made in writing by a taxing authority in a jurisdiction where the Seller does not file Tax Returns that the Sellers are or may be subject to Taxes assessed by such jurisdiction; and

                  (f) there are no Liens for Taxes (other than for current Taxes either not yet due and payable or being contested in good faith) upon the assets of the Sellers.

         7.14 Insurance. Schedule 7.14 attached hereto contains a true and complete list of all insurance policies of the Sellers pertaining to the Stations which are currently in force. All policies of insurance listed on
Schedule 7.14 are in full force and effect. Since January 1, 1998, no insurance policy of the Sellers with respect to the Stations has been canceled by the insurer. The Sellers maintain insurance policies covering all of their tangible properties and assets pertaining to the Stations and various occurrences which may be reasonably anticipated to arise in connection with the operation of the Stations.

         7.15 Environmental Matters. Except as set forth on Schedule 7.15 attached hereto, as relates to the Stations:

                  (a) the Sellers have complied in all material respects and are in compliance in all material respects with all Environmental Requirements;

                  (b) without limiting the generality of the foregoing, the Sellers have obtained and complied in all material respects, and are in material compliance with all permits, licenses and other authorizations that are required pursuant to Environmental Requirements;

                  (c) the Sellers have not received any written notice, report or other written information regarding any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations arising under Environmental Requirements;

                  (d) the Sellers have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any toxic or otherwise hazardous material, substance or waste, nor has any toxic or otherwise hazardous material, substance or waste been released at the Owned Real Property or real property under the Leases, so as to give rise to liabilities of the Sellers, whether for response costs, natural resource damages, attorneys fees or otherwise, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Solid Waste Disposal Act, as amended ("SWDA"), or any other Environmental Requirements; and

                  (e) neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called "transaction-triggered" or "responsible property transfer" Environmental Requirements.

Notwithstanding anything to the contrary contained in this Agreement, this
Section 7.15 contains the sole representations and warranties of the Sellers with respect to environmental matters.

         7.16     Conduct of the Business in the Ordinary Course.

                  (a) Except as set forth on Schedule 7.16 attached hereto, since September 30, 1998, (i) the Sellers have conducted the operations of the Stations only in the ordinary course and have not suffered any material loss or casualty in the assets of the Stations, (ii) there has not been any material adverse change in the condition of the Stations, financial or otherwise, or in the results of operations of the Stations, (iii) there has not been any material adverse change in the customary methods of operations of the Stations, and (iv) except in the ordinary course of business or to the extent not material to the business or financial condition of the Stations, there has not been any sale or transfer of any tangible or intangible asset used or useful in the operation of the Stations.

                  (b) In the event the Buyer or its parent enters into a definitive agreement relating to a change of control of Buyer or its parent or a sale of all or substantially all of the assets of the Buyer, clause (a)(ii) above shall be deemed to be restated as follows:

"there has not been any material adverse change in the condition of the Stations, financial or otherwise, or in the results of operations of the Stations (other than due to changes in general economic conditions which affect the radio broadcasting industry as a whole in the Stations' markets),"

         7.17 Brokerage. Other than fees owing to Merrill Lynch & Co. or as set forth on Schedule 7.17 attached hereto, which fees will be paid by the Sellers, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Sellers.

         7.18 Related Party Obligations. Except as set forth on Schedule 7.18 attached hereto, no officer, director, shareholder or Affiliate of the Sellers, or any individual related by blood or marriage to any such Person, or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment, promissory note, loan, any other actual or proposed transaction with the Sellers or has any material interest in any material property used by the Sellers which is material to the operation of the Stations.

         7.19 Labor Relations.

                  (a) The Sellers are not a party to any collective bargaining agreement covering any of their employees at the Stations. The Sellers are not a party to any contract with any labor organization, nor have the Sellers agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified as representing any of the Sellers' employees at the Stations. The Sellers have no Knowledge of any organizational effort currently being made or threatened by or on behalf of any labor union with respect to any employees of the Sellers at the Stations.

                  (b) Except as set forth in Schedule 7.19 attached hereto, there have been no material violations of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices or work conditions of, the Sellers with respect to the Stations, or the terms and conditions of employment, wages (including overtime compensation) and hours. The Stations are not engaged in any unfair labor practice or other unlawful employment practice and there are no charges of unfair labor practices or other employee-related complaints pending or threatened against the Stations before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Occupational Safety and Health Review Commission, the Department of Labor or any other Governmental Entity.

         7.20 Disclosure. To the Sellers' Knowledge, no representation or warranty made under this Article 7, and none of the information furnished by the Sellers set forth in this Agreement or in the schedules or exhibits to this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements in this Agreement or in the schedules or exhibits to this Agreement not misleading.

                                    ARTICLE 8

                             COVENANTS OF THE BUYER

         8.1 Notification. The Buyer shall promptly notify the Sellers of (i) any change in any information contained in the representations and warranties made in this Agreement or (ii) any litigation, arbitration or administrative proceeding pending or, to its Knowledge, threatened against the Buyer which challenges the transactions contemplated hereby, including any challenges to the FCC Application, and shall use its reasonable best efforts to remove any such impediment to the transactions contemplated by this Agreement.

         8.2 No Inconsistent Action. The Buyer shall not take any action (i) inconsistent with its obligations or representations and warranties under this Agreement, including, without limitation, Section 6.3, or (ii) that would hinder or delay the consummation of the transactions contemplated by this Agreement.

         8.3 Non-Solicitation. If this Agreement is terminated, the Buyer will not, beginning on the date hereof and continuing for a period of two (2) years thereafter, without the prior written approval of the Sellers, directly or indirectly, hire, solicit, encourage, entice or induce any Person who is employed by the Sellers at the date hereof or at any time hereafter that precedes such termination, to terminate his or her employment with the Sellers. The Buyer agrees that any remedy at law for any breach by it of this Section 8.3 would be inadequate, and the Sellers would be entitled to injunctive relief in such a case. If it is ever held that the restrictions placed on the Buyer by this Section 8.3 are too onerous and are not necessary for the protection of the Sellers, the Parties hereto agree that any court of competent jurisdiction may reduce the duration or scope hereof, or delete specific words or phrases, and in its reduced form such provision will then be enforceable and will be enforced.


                                    ARTICLE 9

                            COVENANTS OF THE SELLERS

        9.1 Interim Operation. Between the date of this Agreement and the Closing Date, except as expressly permitted by this Agreement or with the prior written consent of Larry Wilson, on behalf of the Buyer, such consent not to be unreasonably withheld:

                  (a) the Sellers shall conduct the business and operations of the Stations, including entering into Contracts relating to the Stations, solely in the ordinary course of business and consistent with past practices, with the intent of preserving the ongoing operations and assets of the Stations;

                  (b) the Sellers shall not sell, assign, lease or otherwise transfer or dispose of any of the Assets, except for assets consumed or disposed of in the ordinary course of business, where no longer used or useful in the business or operation of the Stations;

                  (c) the Sellers shall not increase or agree to increase the compensation, bonuses or other benefits for employees of the Stations, except as may be required under Assumed Contracts disclosed in Schedule 7.7 or for changes or promotions in the ordinary course of business, and shall pay all commissions due with respect to accounts receivable in the ordinary course of business; and

                  (d) the Sellers shall promptly inform the Buyer in writing of any variances from the representations and warranties contained in Article 7 hereof or any breach of any covenant hereunder by the Sellers.

         9.2 Access to Stations. Upon reasonable prior notice from the Buyer to the Sellers, between the date of this Agreement and the Closing Date, the Sellers shall give the Buyer and the Buyer's counsel, accountants, financing parties, engineers and other representatives and each of their respective agents, reasonable access during normal business hours to all of the Sellers' properties, records, employees, sales representatives, current and former independent accountants of the Sellers, in each case relating to the Stations, and shall furnish the Buyer with all information related to the Stations that the Buyer reasonably request. The Buyer's access under this Section 9.2 shall be exercised in such a manner as to not interfere unreasonably with the business of the Stations.

         9.3 Notification. The Sellers shall notify the Buyer of any litigation, arbitration or administrative proceeding pending or, to their Knowledge, threatened against the Sellers or the Stations which challenges the transactions contemplated hereby, including any challenges to the FCC Application, and shall use its reasonable best efforts to take such steps as may be necessary to remove any such impediment to the transactions contemplated by this Agreement.

         9.4 Third-Party Consents. The Sellers shall use reasonable best efforts to obtain the consent of any third parties necessary for the assignment to the Buyer of any Assumed Contract.

         9.5 Payment of Indebtedness. The Sellers shall secure the release of all Liens (other than Permitted Liens) on the Assets, which Liens secure the payment of any indebtedness or otherwise.

         9.6 No Inconsistent Action. The Sellers shall not take any action (i) inconsistent with their obligations under this Agreement or (ii) that would hinder or delay the consummation of the transactions contemplated by this Agreement.

         9.7 Supplemental Financial Statements. The Sellers shall provide the Buyer with copies of the monthly unaudited income statements applicable to the Stations prepared by the Sellers in the ordinary course of business commencing with the month ending October 31, 1998 until Closing (collectively, the "Supplemental Financial Statements"). The Sellers shall provide such Supplemental Financial Statements to the Buyer promptly upon such

Supplemental Financial Statements becoming available to the Sellers. The Supplemental Financial Statements shall be subject to the representations and warranties as set forth in Section 7.12.

         9.8 Compliance With Law. The Sellers shall comply in all material respects with all laws applicable to the business of the Sellers, except for the Communications Act and the rules, regulations and policies of the FCC which the Sellers shall comply with in all respects.

         9.9 Non-Solicitation. The Sellers will not, beginning on the Closing Date and continuing for a period of two (2) years thereafter, without the prior written approval of the Buyer, directly or indirectly, hire, solicit, encourage, entice or induce any Transferred Employee to terminate his or her employment with the Buyer. The Sellers agree that any remedy at law for any breach by it of this Section 9.9 would be inadequate, and the Buyer would be entitled to injunctive relief in such a case. If it is ever held that the restrictions placed on the Sellers by this Section 9.9 are too onerous and are not necessary for the protection of the Buyer, the Parties hereto agree that any court of competent jurisdiction may reduce the duration or scope hereof, or delete specific words or phrases, and in its reduced form such provision will then be enforceable and will be enforced.

         9.10 Environmental Reports. The Sellers agree to deliver to the Buyer, as soon as practicable after the date hereof, such updates to the Phase I environmental reports (or a new report if there is no prior report) with respect to (i) each of its Owned Real Properties and (ii) Leases (to the extent permitted under the Lease) as are reasonably required by Buyer and prepared by an environmental consulting firm reasonably acceptable to Buyer and its Lenders. The cost of such reports shall be borne equally by the Buyer, on the one hand, and the Sellers, on the other. In addition, prior to the Closing, Buyer shall cause the Owned Real Property, and such of the real property relating to Leases as is set forth on Schedule 9.10, to be surveyed by a registered professional surveyor selected by Buyer. Such surveys shall be in ALTA form and shall conform to such additional standards and requirements as Buyer may reasonably request, and shall be certified to Buyer, its lender and the title company selected by Buyer. The costs and expense of such surveys shall be shared equally by Buyer and Seller.

         9.11 No Shop. The Sellers agree that during the term of this Agreement they will not enter into discussion with any Person regarding the sale of any of the Stations or the sale of the Sellers to any Person.

         9.12 Contracts. The Sellers agree to deliver to the Buyer, as soon as practicable after the date of execution thereof, complete and accurate copies of any contracts, leases or other agreements related to the Stations entered into in the ordinary course of business from and after the date hereof until the Closing Date.

                                   ARTICLE 10

                                 JOINT COVENANTS

         10.1 Best Efforts. Between the date of this Agreement and the Closing, each Party shall use its commercially reasonable best efforts to cause the fulfillment at the earliest practicable date of all of the conditions to the obligations of the other Party to consummate the sale and purchase under this Agreement, it being understood that time is of the essence. The covenants, obligations and agreements contained in this Section 10.1 shall expire at Closing and thereafter no Party shall have any liability or obligation to any other Party under or by virtue of this Section 10.1.

         10.2 Control of Stations. Between the date of this Agreement and the Closing, the Buyer shall not, directly or indirectly, control, supervise or direct the operations of the Stations. Such operations shall be the sole responsibility of the Sellers prior to Closing and, subject to the provisions of
Article 9, shall be in their complete discretion.

         10.3 Confidentiality. The Buyer and the Sellers shall each keep confidential all information obtained by them with respect to the other in connection with this Agreement, and if the transactions contemplated hereby are not consummated for any reason, each shall return to the other without retaining a copy thereof, any schedules, documents or other written information, including all financial information, obtained from the other in connection with this Agreement and the transactions contemplated hereby, except where such information is known or available through other lawful sources or where such Party is advised by counsel that its disclosure is required in accordance with applicable law.

         10.4 Continued Employment of Stations Employees.

                  (a) On the Closing Date, all active employees of the Sellers at the Stations who are either identified on Schedule 7.8 or are employed by Sellers following the date hereof in the ordinary course of business for the Stations consistent with past practice shall become employees of the Buyer ("Transferred Employees"). The terms and conditions of the Buyer's employment of the Transferred Employees shall be at will employment with such benefits as the Buyer deems appropriate; provided, that the Buyer shall comply with the terms of any Assumed Contract relating to any Transferred Employee listed on Schedule 7.7 and assumed by the Buyer pursuant to Section 3.1.

                  (b) Except for the amount of accrued but unused vacation expense of Transferred Employees as of the Closing Date allocated against Sellers pursuant to Section 5.1 and for which Buyer will assume responsibility as of the Closing Date, the Sellers shall be solely responsible for all wages, salaries and benefits (including all accrued vacation and sick days) which will or may become payable to any Transferred Employee in respect of any period of employment by the Sellers prior to the Effective Time, and, subject to Section 5.1, the Buyer shall be solely responsible for any wages, salaries and benefits (including all accrued vacation and sick days) which will or may become payable to any Transferred Employee in respect of any period on and after the Effective Time.

                  (c) Subject to Section 5.1, for purposes of determining the amount of any entitlement of any Transferred Employee under the Buyer's vacation policy, the Buyer will take into account and credit such Transferred Employee's length of service with the Sellers and its predecessor, as well as with the Buyer. With respect to all Transferred Employees to the extent required by law, Buyer shall cause to be waived all limitations on benefits relating to any pre-existing conditions and recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by such Transferred Employees and their dependents under the medical and dental plans in which they participate in the calendar year in which the Closing occurs.

                  (d) No provisions of this Agreement shall create any third party beneficiary rights of any employee or former employee (including any beneficiary or dependent thereof) of the Sellers in respect of continued employment (or resumed employment) with the Sellers or with the Buyer.

                  (e) The Sellers shall cooperate with the Buyer in all reasonable respects in connection with the Buyer's employment of the Transferred Employees.

                  (f) With respect to the 401(k) plan maintained by the Sellers (the "Sellers' 401(k) Plan"), all Transferred Employees shall be fully vested in their account balances as of the Closing Date to the full extent permitted by applicable law. Within a reasonable time following the Closing Date, the Sellers shall cause the account balances of the Transferred Employees under the Sellers' 401(k) Plan to be distributed to each Transferred Employee who requests such a distribution, in accordance with the terms of such plan and Section 401(k)(10) of the Code. For a reasonable period following the Closing Date, the Sellers shall continue to administer loans under the Sellers' 401(k) Plan with respect to accounts not transferred to the Buyer in a direct rollover to a plan, if any, maintained by the Buyer (the "Buyer's Plan") and, to the extent a Transferred Employee elects a direct rollover to the Buyer's Plan and if the Buyer's Plan so permits, the Sellers shall cause any outstanding loans held in the Transferred Employee's account to be transferred to the Buyer's Plan.


                                   ARTICLE 11

             CONDITIONS PRECEDENT TO THE BUYER'S OBLIGATION TO CLOSE

         The obligations of the Buyer hereunder are, at its option, subject to satisfaction, at or prior to the Closing Date, of each of the following conditions:

         11.1 Representations, Warranties and Covenants.

                  (a) All representations and warranties of the Sellers made in this Agreement shall be true and complete on and as of the Closing Date as if made on and as of that date and as though the Closing Date were substituted for the date of this Agreement, except (i) to the extent that any such representations and warranties were made as of a specified date, and as to such representations and warranties the same shall continue on the Closing Date to have been true and correct as of the specified date, and (ii) where the breach of any such representations or warranties does not, either individually or in the aggregate, have a Material Adverse Effect (except that for purposes of application of this clause (ii) all materiality qualifications within all such representations and warranties shall be deemed omitted).

                  (b) All of the covenants to be complied with and performed by the Sellers on or prior to Closing Date shall have been complied with or performed, in all material respects (except that for purposes of application of this subsection (b) all materiality qualifications within all such covenants shall be deemed omitted.

         11.2 Governmental Consents. The FCC Consent shall have been granted (and shall have become a Final Order), all other conditions of Section 4.2 shall have been satisfied and any other governmental consents required to consummate the transactions hereunder shall have been obtained.

         11.3 Adverse Proceedings. No order, decree or judgement of any court, agency or other governmental authority shall have been rendered against any Party hereto relating to the consummation of the transactions contemplated by this Agreement in accordance with its terms.

         11.4 Deliveries. The Sellers shall have made or stand willing to make all the deliveries required under Section 13.1, together with an opinion of Sellers' counsel in form and substance reasonably satisfactory to Buyer.

         11.5 Mandatory Consents. The Sellers shall have received the consents listed on Schedule 11.5 (the "Mandatory Consents").


                                   ARTICLE 12

            CONDITIONS PRECEDENT TO THE SELLERS' OBLIGATION TO CLOSE

         The obligations of the Sellers hereunder are, at their option, subject to satisfaction, at or prior to the Closing Date, of each of the following conditions:

         12.1 Representations, Warranties and Covenants.

                  (a) All representations and warranties of the Buyer made in this Agreement shall be true and complete on and as of the Closing Date as if made on and as of that date and as though the Closing Date were substituted for the date of this Agreement, except (i) to the extent that any such representations and warranties were made as of a specified date, and as to such representations and warranties the same shall continue on the Closing Date to have been true and correct as of the specified date, and (ii) where the breach of any such representations or warranties does not, either individually or in the aggregate, have a material adverse effect on Buyer's ability to consummate the transactions contemplated hereby (except that for purposes of application of this clause (ii) all materiality qualifications within all such representations and warranties shall be deemed omitted).

                  (b) All of the covenants to be complied with and performed by the Buyer on or prior to Closing Date shall have been complied with or performed, in all material respects (except that for purposes of application of this subsection (b) all materiality qualifications within all such covenants shall be deemed omitted.

         12.2 Governmental Consents. The FCC Consent shall have been granted (and shall have become a Final Order), all other conditions of Section 4.2 shall have been satisfied and any other governmental consents required to consummate the transactions hereunder shall have been obtained.

         12.3 Adverse Proceedings. No order, decree or judgment of any court, agency or other governmental authority shall have been rendered against any Party hereto relating to the consummation of the transactions contemplated by this Agreement in accordance with its terms.

         12.4 Deliveries. The Buyer shall have made or stand willing to make all the deliveries required under Section 13.2, together with an opinion of Buyer's counsel in form and substance reasonably satisfactory to the Sellers.


                                   ARTICLE 13

                    DOCUMENTS TO BE DELIVERED AT THE CLOSING

         13.1 Documents to be Delivered by the Sellers. At the Closing, the Sellers shall deliver to the Buyer the following (the "Buyer's Closing Transactions"):

                  (a) The Transaction Documents to which each Seller is a party;

                  (b) instruments of conveyance and transfer, in form and substance reasonably satisfactory to counsel to the Buyer, effecting the sale, transfer, assignment and conveyance of the Assets to the Buyer, including, but not limited to, the following:

                           (i) assignments of the Station Licenses;

                           (ii) bills of sale for all Assets other than the
Owned Real Property;

                           (iii) warranty deeds for all Owned Real Property;

                           (iv) assignments of the Assumed Contracts; and

                           (v) assignments of all intangible personal property
including all books, records, logs and similar assets;

                  (c) resolutions of the Sellers, authorizing the execution, delivery and performance of this Agreement, certified by the Sellers;

                  (d) good standing certificates of each of the Sellers from their respective states of formation and from the States of Indiana, New York and South Carolina, as applicable, in each case dated not more than 10 days prior to the Closing;

                  (e) an officer's certificate of each of the Sellers certifying that the conditions set forth in Section 11.1 have been met; and

                  (f) such other documents as may reasonably be requested by the Buyer's counsel in order to effectuate the Closing of the transactions contemplated by this Agreement.

         13.2 Documents to be Delivered by the Buyer. At the Closing, the Buyer shall deliver to the Sellers the following (the "Sellers' Closing Transactions" and together with the Buyer's Closing Transactions, the "Closing Transactions"):

                  (a) immediately available wire-transferred federal funds as provided in Section 2.1;

                  (b) the Transaction Documents to which the Buyer is a party;

                  (c) instruments, in form and substance reasonably satisfactory to the Sellers and their counsel, pursuant to which the Buyer assumes the Assumed Liabilities;

                  (d) good standing certificates of the Buyer from the States of Nevada, Indiana, New York and South Carolina, in each case dated not more than 10 days prior to the Closing;

                  (e) an officer's certificate of the Buyer certifying that the conditions set forth in Section 12.1 have been met; and

                  (f) such other documents as may reasonably be requested by the Sellers' counsel in order to effectuate the Closing of the transactions contemplated by this Agreement.


                                   ARTICLE 14

                        TRANSFER TAXES; FEES AND EXPENSES

         14.1 Transfer Taxes and Similar Charges. Except as set forth in Section
14.3 hereof, all costs of transferring the Assets in accordance with this Agreement, including recordation, transfer and documentary taxes and fees, and any excise, sales or use taxes, shall be borne equally by the Buyer, on the one hand, and the Sellers, on the other hand.

         14.2 Governmental Filing or Grant Fees. Any filing or grant fees imposed by any governmental authority, the consent of which is required for the transactions contemplated hereby, including all filing fees incurred pursuant to
Article 4 shall be borne equally by the Buyer, on the one hand, and the Sellers, on the other hand.

         14.3 Expenses. Each Party hereto shall be solely responsible for and shall pay all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement; provided, that (i) any HSRA filing fees and (ii) any FCC filing fees with regard to the FCC Application shall be borne equally by the Buyer, on the one hand, and the Sellers, on the other hand.


                                   ARTICLE 15

                                 INDEMNIFICATION

         15.1 Indemnification.

                  (a) By the Sellers. After the Closing occurs, and subject to the terms and provisions of this Agreement, Wicks will indemnify the Buyer and hold it harmless against any loss, liability, deficiency, damage or expense (including reasonable legal fees and expenses) which the Buyer may suffer, sustain or become subject to (a "Buyer Loss") as a result of (i) any breach of any representation or warranty made by the Sellers hereunder; (ii) the failure of the Sellers to perform any covenant or agreement hereunder and (iii) any liability of Sellers not expressly assumed by Buyer hereunder. Subject to the other limitations contained in this Agreement, including this Article 15, neither Seller shall be required to indemnify the Buyer with respect to any breaches of representations and warranties: (i) unless the Buyer gives the Sellers written notice of such Buyer Loss in accordance with Article 17, and in case of any claim made by the Buyer by reason of a third party claim, such notice shall be accompanied by a copy of such written notice of the third


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



party claimant, and in the case of any claim made by the Buyer other than by reason of a third party claim, some damages or loss shall have been incurred in good faith at or prior to the date of such notice, and (ii) unless and until the aggregate amount of all Buyer Losses for which the Sellers are liable under this
Article 15 exceeds $200,000, if such aggregate amount is calculated prior to the first anniversary of the Closing Date or $300,000 if calculated on or after such first anniversary, and in either such event the Sellers will be liable for all Buyer Losses; provided, that the foregoing threshold shall not apply to Buyer Losses arising out of a breach of an Exempt Rep. Notwithstanding anything to the contrary contained herein, the maximum amount of indemnification for any Buyer Losses for which the Sellers are required to indemnify the Buyer under this
Article 15 shall not exceed an amount equal to (i) the Purchase Price less (ii) any amounts previously paid by the Sellers to the Buyer to cover such Buyer Losses in the aggregate.

                  (b) By the Buyer. After the Closing occurs, and subject to the terms and provisions of this Agreement, the Buyer will indemnify the Sellers and hold each of them harmless against any loss, liability, deficiency, damage or expense (including reasonable legal fees and expenses) which the Sellers may suffer, sustain or become subject to (a "Seller Loss" and together with a Buyer Loss, a "Loss") as a result of (i) any breach of any representation or warranty made by the Buyer herein; (ii) any failure of the Buyer to perform any covenant or agreement hereunder; or (iii) any losses, liability or damage to third parties resulting from the operation or ownership of the Stations by the Buyer on and after the Effective Time, including but not limited to any and all liability arising under the Station Licenses or the Assumed Contracts which accrue or relate to events occurring after the Effective Time. Subject to the other limitations contained in this Agreement, including this Article 15, the Buyer shall not be required to indemnify the Sellers with respect to breaches of representations and warranties: (i) unless the Sellers give the Buyer written notice of such Seller Loss in accordance with Article 17, and in case of any claim made by the Sellers by reason of a third party claim, such notice shall be accompanied by a copy of such written notice of the third party claimant, and in the case of any claim made by the Sellers other than by reason of a third party claim, some damages or loss shall have been incurred in good faith at or prior to the date of such notice, and (ii) unless and until the aggregate amount of all Seller Losses for which the Buyer is liable under this Article 15 exceeds $200,000 if such aggregate amount is calculated prior to the first anniversary of the Closing Date or $300,000 if calculated on or after such first anniversary, and in either such event the Buyer will be liable for all Seller Losses; provided, that the foregoing threshold shall not apply to Seller Losses arising out of a breach of an Exempt Rep. Notwithstanding anything to the contrary contained herein, the maximum amount of indemnification for any Seller Losses for which the Buyer is required to indemnify the Sellers under this
Article 15 shall not exceed an amount equal to (i) the Purchase Price less (ii) any amounts previously paid by the Buyer to the Sellers to cover such Seller Losses in the aggregate.

                  (c) Third Party Claims. In the case of third party claims, such notice shall in any event be given within 10 days of the filing or assertion of any claim against the party identified hereunder (the "Indemnitee") stating the nature and basis of such claim; provided, however, that any delay or failure to notify any party providing indemnification hereunder (the "Indemnitor") of any claim shall not relieve it from any liability except to the extent that the Indemnitor demonstrates that the defense of such action has been materially prejudiced by such delay or failure to notify. In the case of third party claims, the Indemnitor shall, within a reasonable period under the circumstances but in any event not more than 20 days after receipt by the Indemnitor of notice of such claim, notify the Indemnitee of its intention to assume the defense of such claim. If the Indemnitor assumes the defense of the claim, the Indemnitor shall have the right and obligation (a) to conduct and control any proceedings or negotiations in connection therewith and necessary or appropriate to defend the Indemnitee, (b) to take all other required steps or proceedings to settle or defend any such claims, and (c) to employ counsel to contest any such claim or liability in the name of the Indemnitee or otherwise. In the event an Indemnitor shall be actively defending any claim, the Indemnitee shall not make any settlement of such claim without the written consent of the Indemnitor and shall accept any settlement thereof recommended by the Indemnitor so long as the amount of the claim and all costs and expenses of the Indemnitee in connection therewith are paid or discharged in full by the Indemnitor and the settlement imposes no other burden on the Indemnitee. If the Indemnitor shall not assume the defense of any such claim or litigation resulting therefrom, the Indemnitee may defend against any such claim or litigation in such manner as it may deem appropriate but the Indemnitee may only settle such claim or litigation with the consent of Indemnitor, which consent cannot be unreasonably withheld.

                  (d) Adjustment to Indemnification Payments.

                           (i) Any payment made by an Indemnifying Party to an
Indemnified Party pursuant to this Section 15.1 in respect of any claim shall be reduced by an amount equal to any Tax benefits attributable to such claim actually recognized by the Indemnified Party.

                           (ii) Any payment made by an Indemnifying Party to an
Indemnified Party pursuant to this Section 15.1 shall be reduced by an amount equal to any insurance coverage available with respect to such claim actually received by the Indemnified Party. The Parties shall be obligated to prosecute, or to cause its appropriate Affiliate to prosecute, diligently and in good faith any claim for Losses with any applicable insurer. In any case where an Indemnified Party or any of its Affiliates recovers from third parties any amount in respect of a matter with respect to which an Indemnifying Party has indemnified and paid to it pursuant to this Article 15, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses reasonably incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter and (ii) any reasonable amount expended by the Indemnifying Party and its Affiliates in pursuing or defending any claim arising out of such matter.

         15.2 Limitations on Indemnification Provisions; Exclusive Remedy.

                  (a) Waiver of Non-Compensatory Damages. No Indemnified Party shall be entitled to recover from an Indemnifying Party for any Losses as to which indemnification is provided under this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorney fees suffered by such party; and the Buyer and the Sellers waive any right to recover punitive, special, exemplary and consequential damages arising in connection with or with respect to Losses under the indemnification provisions hereof.

                  (b) Exclusive Remedy; Waiver and Release. Notwithstanding anything to the contrary contained in this Agreement, after the Closing, the indemnification provided under this Article 15 shall be the Buyer's and the Sellers' sole and exclusive remedy for claims for money damages, against the other, with respect to matters arising under this Agreement, of any kind or nature, or relating to the business of the Sellers and/or the ownership, operation, management, use or control of the Stations.

                  (c) Wicks Liability. Buyer acknowledges and agrees that notwithstanding anything contained to the contrary in this Agreement except in respect of equitable remedies pursuant to Section 16.4, Wicks shall be solely and exclusively responsible and liable for all obligations of the Sellers arising under this Agreement and the transactions contemplated hereby and none of the other Sellers shall have or incur any liability whatsoever, arising out of this Agreement or any of the transactions contemplated hereby.


                                   ARTICLE 16

                               TERMINATION RIGHTS

         16.1 Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

                  (a) automatically, without the need for any further action on the part of any Party hereto, upon the first date on which the denial of the FCC Consent becomes a Final Order;

                  (b) by mutual written agreement of the Buyer and the Sellers;

                  (c) by the Sellers, if there has been a material misrepresentation or breach on the part of the Buyer in the representations, warranties or covenants set forth in this Agreement and other related documents and such material misrepresentation or breach shall not have been cured or waived within ten (10) days (or such longer period of time as may be reasonable in the circumstances) after the occurrence thereof;

                  (d) by either Buyer, on the one hand, or the Sellers, on the other hand, by written notice to the other at any time after nine months have elapsed since the date on which the FCC accepts the filing of the FCC Application;

                  (e) by the Buyer, if there has been a material misrepresentation or breach on the part of the Sellers in the representations, warranties or covenants set forth in this Agreement and such material misrepresentation or breach shall not have been cured or waived within ten (10) days (or such longer period of time as may be reasonable in the circumstances) after the occurrence thereof. Notwithstanding the foregoing, no Party hereto may effect a termination hereof if such party is in material default or breach of this Agreement.

         16.2 Effect of Termination. If this Agreement is terminated as provided in Section 16.1, then this Agreement will forthwith become void and there will be no liability on the part of any Party to any other Party or any other Person in respect thereof, provided, that if this Agreement is terminated pursuant to
Section 16.1(c) hereof (a "Draw Condition"), the Sellers shall be entitled to draw upon and receive the proceeds of the Letter of Credit; and provided further, that if this Agreement is terminated pursuant to any other provision of
Section 16.1, Buyer shall be entitled to a return of, and Sellers shall return to Buyer, the original Letter of Credit. THE SELLERS' RIGHTS TO DRAW UPON THE LETTER OF CREDIT AS DESCRIBED ABOVE SHALL NOT BE CONSTRUED AS LIQUIDATED DAMAGES OR IN ANY WAY LIMIT THE SELLERS' RIGHTS TO SEEK MONETARY DAMAGES. Notwithstand-ing any termination of this Agreement pursuant to Section 16.1, the obligations of the Parties described in Section 14.3 (Expenses) and Section 10.3 (Confidentiality) will survive any such termination. Notwithstanding any termination of this Agreement pursuant to Section 16.1, no such termination of this Agreement will relieve any Party from liability for any misrepresentation or breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination.

         16.3 Waiver of Right to Terminate. Each of the Parties hereto shall be deemed to have waived their respective rights to terminate this Agreement upon consummation of the Closing.

         16.4 Specific Performance. The Parties recognize and agree that Buyer and Sellers have both relied on this Agreement and expended considerable effort and resources related to the transactions contemplated hereunder, that the right and benefits conferred upon both Buyer and Sellers herein are unique, and that damages may not be adequate to compensate either Buyer or Sellers in the event the other Party improperly refuses to consummate the transactions contemplated hereunder. The Parties therefore agree that Buyer and Sellers shall be entitled, at their option and in lieu of terminating this Agreement pursuant to Section 16.1, to have this Agreement specifically enforced by a court of competent jurisdiction; provided, however, that Buyer and Sellers may not specifically enforce this Agreement if they have previously terminated this Agreement and received the original Letter of Credit.


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




                                   ARTICLE 17

                   SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         The representations and warranties contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement are and will be deemed and construed to be continuing representations and warranties and shall survive the Closing for a period of eighteen (18) months; provided, that (i) the representations and warranties contained in Sections 7.8 and 7.13 shall survive until the end of the statutory limitation period applicable to such claim, (ii) the representations and warranties contained in Section 7.15 shall survive until the fifth anniversary of the Closing Date, and (iii) there shall be no limit on the survival of the representations and warranties contained in Sections 6.1, 6.2, 6.4, 7.1, 7.2, 7.3, 7.5(a)(i) and the second sentence of 7.6(a) (the "Exempt Reps"). No claim for breach of representations and warranties may be brought under this Agreement or any other certificate, document or instrument delivered pursuant to this Agreement unless written notice describing in reasonable detail the nature and basis of such claim is given on or prior to the last day of the applicable survival period. In the event such a notice is given, the right to indemnification with respect thereto shall survive the applicable survival period until such claim is finally resolved and any obligations thereto are fully satisfied. Any investigation by or on behalf of any Party hereto shall not constitute a waiver as to enforcement of any representation and warranty.


                                   ARTICLE 18

                                OTHER PROVISIONS

         18.1 Benefit and Assignment. This Agreement shall be binding and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither the Buyer nor the Sellers may assign this Agreement without the prior written consent of the other Party hereto except that (i) the Sellers may assign their rights (but not their obligations) under this Agreement to an Affiliate of the Sellers after the Closing, and to their financing sources as collateral security at any time, and (ii) the Buyer may assign its rights (but not its obligations) under this Agreement prior to submission of the FCC Application to its wholly owned subsidiary Citadel License Inc., to any other Affiliate of the Buyer after the Closing and to its financing sources as collateral security at any time.

         18.2 Entire Agreement. This Agreement (the "Transaction Documents") and the Exhibits and Disclosure Schedules hereto and thereto embody the entire agreement and understanding of the Parties hereto and supersede any and all prior agreements, arrangements and understandings relating to the matters provided for herein. No amendment, waiver of compliance with any provision or condition hereof, or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the Party against whom enforcement of any waiver, amendment, change, extension or discharge is sought.


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




         18.3 Headings. The headings set forth in this Agreement are for convenience only and will not control or affect the meaning or construction of the provisions of this Agreement.

         18.4 Computation of Time. If after making computations of time provided for in this Agreement, a time for action or notice falls on Saturday, Sunday or a Federal holiday, then such time shall be extended to the next business day.

         18.5 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

         18.6 Press Releases and Announcements. Except for any public disclosure which either Party in good faith believes is required by applicable law (in which case, if practicable, the disclosing Party will give the other Party an opportunity to review and comment upon such disclosure before it is made):

                  (a) prior to the Closing, no press releases related to this Agreement or any Closing Transaction or other announcements generally to the employees, customers or other Persons having business relationships with the Sellers (it being understood that the Buyer will have the right to contact such Persons in connection with its investigation of the business of the Sellers and the Stations as provided in Section 9.2 and as the Sellers may otherwise consent (which consent the Sellers will not unreasonably withhold)) will be issued or made without the mutual approval of the Sellers and the Buyer;

                  (b) after the Closing, the Sellers will not make any press release or other public announcement of or with respect to the Stations, this Agreement or any Closing Transaction without the Buyer's consent (which consent the Buyer will not unreasonably withhold); and

                  (c) after the Closing, the Buyer will not make any press release or other public announcement of or with respect to this Agreement or any Closing Transaction without the Sellers' consent (which consent the Sellers will not unreasonably withhold).

         18.7 Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors and permitted assigns any rights or remedies under or by virtue of this Agreement.

         18.8 Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing, addressed to the following addresses, or to such other address as any Party may request in writing.

         If to the Sellers:         c/o The Wicks Group of Companies, Inc.
                                    405 Park Avenue, 7th Floor
                                    New York, NY 10022
                                    Attn: Craig B. Klosk
                                    Fax: (212) 223-2109

         with a copy to:            Golenbock, Eiseman, Assor & Bell
                                    437 Madison Avenue
                                    New York, NY  10022
                                    Attn: Nathan E. Assor, Esq.
                                    Fax: (212) 754-0330

         If to the Buyer:           Citadel Broadcasting Company
                                    1015 Eastman Drive
                                    Bigfork, MT 59911
                                    Attn: Lawrence R. Wilson
                                    Fax: (406) 837-5373

         with a copy to:            Citadel Broadcasting Company
                                    140 South Ash Avenue
                                    Tempe, AZ 85281
                                    Attn: Donna L. Heffner
                                    Fax: (602) 731-5229

         with a copy to:            Eckert Seamans Cherin & Mellott, LLC
                                    600 Grant Street, 44th Floor
                                    Pittsburgh, PA 15219
                                    Attn: Bryan D. Rosenberger, Esq.
                                    Fax: (412) 566-6099

Any such notice, demand or request shall be deemed to have been duly delivered and received (i) on the date of personal delivery, or (ii) on the date of receipt, if mailed by registered or certified mail, postage prepaid and return receipt requested, or (iii) on the date of a signed receipt, if sent by an overnight delivery service, but only if sent in the same manner to all persons entitled to receive notice or a copy.

         18.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

         18.10 Further Assurances. The Sellers and the Buyer shall at any time and from time to time after the Closing execute and deliver to the other such further conveyances, assignments, assumptions of Assumed Liabilities and other written assurances as the other may reasonably request in order to vest and confirm in the Buyer (or its assignees) the title and rights to and in all of the Assets to be and intended to be transferred, assigned and conveyed hereunder and to confirm the assumption by the Buyer of the Assumed Liabilities.

         18.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

         18.12 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement.

         18.13 LIMITATION OF WARRANTIES. THE EXPRESS REPRESENTATIONS OF THE SELLERS CONTAINED IN THIS AGREEMENT ARE EXCLUSIVE. EXCEPT AS SET FORTH IN THIS AGREEMENT, THE SELLERS DO NOT MAKE OR PROVIDE, AND THE BUYER HEREBY WAIVES, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF ANY OF THE ASSETS COMPRISING THE BUSINESS OF THE SELLERS OR ANY PART THERETO. THE SELLERS DISCLAIM AND NEGATE, AND THE BUYER HEREBY WAIVES, ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED OR STATUTORY. THERE ARE NO WARRANTIES THAT EXTEND BEYOND THE FACE OF THIS AGREEMENT.


                                   ARTICLE 19

                                   DEFINITIONS

         Unless otherwise stated in this Agreement, the following terms when used herein shall have the meanings assigned to them below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "Affiliate" shall mean any person or entity that is controlling, controlled by or under common control with the named person or entity.

         "Applicable Law" shall mean all applicable provisions of all (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, codes or orders of any Governmental Entity and (ii) Governmental Approvals.

         "Business Day" whether or not capitalized, shall mean every day of the week excluding Saturdays, Sundays and Federal holidays.

         "Closing Date" shall mean the date on which the Closing is completed.

         "Communications Act" shall mean the Communications Act of 1934, as amended, as in effect from time to time.

         "Contracts" shall mean any oral or written agreement, instrument, document, lease, employee benefit or welfare plan or other business or commercial arrangement, times sales agreement or Trade Agreement (in each case, including any extension, renewal, amendment or other modification thereof) to which any of the Sellers is a party or is subject or by which any of the Sellers is bound which pertains to the business or properties of the Stations, including any of the foregoing entered into between the date of this Agreement and the Closing Date as permitted by the terms of this Agreement.

         "Effective Time" shall mean 12:01 a.m., New York, New York time, on the Closing Date.

         "Environmental Requirements" shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, and all judicial and administrative orders and determinations which are binding upon the Sellers concerning pollution or protection of the environment, including without limitation all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation as such of the foregoing are promulgated and in effect on or prior to the date hereof.

         "FCC" shall mean the Federal Communications Commission.

         "FCC Application" shall mean the application or applications that the Sellers and the Buyer must file with the FCC requesting its consent to the assignment of the Station Licenses.

         "FCC Consent" shall mean the action by the FCC granting the FCC Application.

         "FCC Regulations" shall mean all regulations and policies promulgated by the FCC, under the Communications Act or otherwise, as in effect from time to time.

         "Final Order" shall mean action by the FCC (i) which has not been vacated, reversed, stayed, set aside, annulled or suspended (whether under Section 402 or 405 of the Communications Act or otherwise), (ii) with respect to which no timely appeal, request for stay or petition for rehearing, reconsideration or review by any Party or by the FCC on its own motion, is pending, and (iii) as to which the time for filing any such appeal, request, petition, or similar document or for the reconsideration or review by the FCC on its own motion under the Communications Act and the rules and regulations of the FCC has expired.

         "GAAP" shall mean generally accepted accounting principles, consistently applied, as in effect on the date hereof.

         "Governmental Approval" shall mean any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of registration, certificate, declaration or filing with, or report or notice with or to any Governmental Entity.

         "Governmental Entity" shall mean any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality of the United States, any State of the United States or any political subdivision thereof, any tribunal or arbitrators) of competent jurisdiction and any self-regulatory organization.

         "HSRA" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations adopted thereunder.

         "Knowledge" shall mean actual knowledge.

         "Legal Requirements" shall mean any of the Communications Act, the FCC Regulations, and all other federal, state, foreign and local laws, statutes, codes, rules, regulations, ordinances, judgments, orders, decrees and the like of any Governmental Entity, including common law.

         "Liens" shall mean any mortgage, pledge, hypothecation, lien (statutory or otherwise), security interest or other encumbrance of any kind or nature whatsoever.

         "Material Adverse Effect" shall mean a material adverse effect on the condition (financial or otherwise) or operating results of the Stations taken as a whole or any Seller's ability to consummate the transactions contemplated hereby.

         "Owned Real Property" shall mean all land, together with all buildings and any improvements located thereon, and all easements and other rights with respect thereto owned by the Sellers and used primarily in the conduct of the business and operation of the Stations.

         "Permitted Liens" shall mean (i) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books and records of the Sellers in accordance with GAAP, (ii) liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business, that individually and in the aggregate do not have a Material Adverse Effect, (iii) zoning, entitlements, land use restrictions and other legal requirements with respect to Owned Real Property that individually and in the aggregate, do not materially detract from or materially interfere with the present use of the Asset or Assets affected thereby, (iv) easements, rights of way, covenants, conditions, restrictions and other similar charges and encumbrances with respect to the Owned Real Property that are of record and that individually and in the aggregate, do not materially detract from or materially interfere with the present use of the Asset or Assets affected thereby, and (v) Liens included on Schedule 7.5 or 7.6 hereto none of which, individually or in the aggregate, materially detract from or materially interfere with the present use of the Asset or Assets affected thereby.

         "Person" shall mean an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or any Governmental Entity.

         "Station Licenses" shall mean the licenses, permits and other authorizations, including any temporary waiver or special temporary authorization, issued by the FCC to the Sellers in connection with the conduct of the business and operation of the Stations.

         "Tax" (and, with correlative meaning, "Taxes", "Taxable" and "Taxing") means any (A) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profits, environmental (including under Section 59A of the Tax Code), customs, duties, real property, real property gains, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (B) liability of any corporation for the payment of any amounts of the type described in clause (A) arising as a result of being (or ceasing to be) a member of any "affiliated group" (as that term is defined in Section 1504(a) of the Tax Code) (or being included in any Tax Return relating thereto); and (C) liability for the payment of any amounts of the type described in clause (A) or (B) as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

         "Tax Code" shall mean the Internal Revenue Code of 1986, as amended.

         "Tax Return" shall mean any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any Person or the administration of any Legal Requirement relating to any Taxes.

         "Trade Agreements" mean all trade, barter or similar arrangements for the sale of advertising time other than for cash on the Stations.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.


                                    BUYER:

                                    CITADEL BROADCASTING COMPANY


                                    By: /s/ Lawrence R. Wilson

                                    Title: Chairman and Chief Executive Officer

                                    SELLERS:

                                    WICKS BROADCAST GROUP LIMITED PARTNERSHIP

                                    By: WBG MANAGEMENT, INC. (its general
                                        partner)


                                    By: /s/ Craig B. Klosh

                                    Title: Vice President


                                    WBG LICENSE CO., L.L.C.


                                    By: /s/ Craig B. Klosh

                                    Title: Vice President


                                    BUTTERNUT BROADCASTING COMPANY, INC.


                                    By: /s/ Craig B. Klosh

                                    Title: Vice President


                                    WBG BINGHAMTON LICENSE CO., INC.


                                    By: /s/ Craig B. Klosh

                                    Title: Vice President

                                    EXHIBIT A

                                LETTER OF CREDIT

                              DISCLOSURE SCHEDULES

Schedule A      -   Stations
Schedule 6.4    -   Conflicts - Buyer
Schedule 6.5    -   Litigation - Buyer
Schedule 7.3    -   Conflicts
Schedule 7.4    -   Licenses
Schedule 7.5    -   Real Property
Schedule 7.6    -   Personal Property
Schedule 7.7    -   Contracts
Schedule 7.8    -   Employee Benefits
Schedule 7.9    -   Intellectual Property
Schedule 7.10   -   Litigation
Schedule 7.11   -   Compliance with Laws
Schedule 7.13   -   Taxes
Schedule 7.14   -   Insurance
Schedule 7.15   -   Environmental Matters
Schedule 7.16   -   Conduct of the Business in the Ordinary Course
Schedule 7.18   -   Related Party Transactions
Schedule 11.5   -   Mandatory Consents


[Pursuant to Regulation S-K, Item 601(b)(2), Registrant agrees to furnish supplementally a copy of the exhibit and these schedules to the Securities and Exchange Commission upon request.]